Exhibit 99.1

181 University Ave., Suite 2000 Toronto, ON M5H 3M7 Tel: 416.703-6298 Fax: 416-703-7764

NEWS RELEASE

Lake Shore Gold Discovers New Mineralization 850 Metres South of Thunder Creek Along TC-144 Trend

•                  Intersections in new area of mineralization 850 m south of Thunder Creek in 144 Gap include 13.54 grams per tonne (“gpt”) over 2.0 metres (“m”) and 6.07 gpt over 3.0 m

•                  Plunge length of 144 North mineralization doubled to depth of 800 m

•                  New, shallow mineralization intersected at 144 South, including  14.76 gpt over 3.0 m,  12.60 gpt over 1.3 m, 4.06 gpt over 7.6 m and 5.69 gpt over 4.7 m

•                  Encouraging results from initial drilling of large syenite stock southeast of Thunder Creek Deposit.

TORONTO, ONTARIO— (Marketwire — January 21, 2013) - Lake Shore Gold Corp. (TSX:LSG) (NYSE MKT:LSG) (“Lake Shore Gold” or the “Company”) today announced the results from 35 holes and two extension holes totalling 27,411 m drilled as part of the Company’s 2012 exploration program at its 144 Property, adjacent to the Thunder Creek Deposit at Timmins West Mine. The 35 holes, and one of the extension holes, were designed to test the southwest extension of the TC-144 alteration zone from Thunder Creek in 3 main areas including the 144 Gap, 144 North and 144 South areas. One extension hole was drilled to test the down plunge extension of a large syenite stock located immediately south of Thunder Creek with strong similarities to the syenite stock at the Thunder Creek Deposit.

Tony Makuch, President and CEO of Lake Shore Gold, commented: “The results from recent drilling at 144 highlight the significant potential to continue to grow and expand the Timmins West Mine operation, including exploring the gap between Thunder Creek and 144 as well as the 144 North and South Zones. Based on the latest results, we have discovered new areas of mineralization in the 144 Gap 850 metres south of Thunder Creek, doubled the depth of known mineralization at 144 North and intersected new mineralization at 144 South.   We have also gained important new information regarding controls for the mineralization and identified large syenite stocks at both the 144 North and 144 South areas which are similar to that found at Thunder Creek. The information we are gaining is very valuable and provides encouragement that the large mineralized systems that we are exploring along the six kilometre long TC-144 trend will in time contribute to the continued strong growth in resources at our Timmins West Mine operation.”

Drilling in the 144 Gap included five holes and one extension hole (5,456 m) drilled within a 1.6 km strike length along the TC-144 trend between the 144 North Zone and the Thunder Creek Deposit. The most significant intercepts from this drilling include 13.54 gpt over 2.0 m and 6.07 gpt over 3.0 m in Hwy-12-40, which crosses the TC-144 Trend approximately 850 metres south of the Thunder Creek Deposit at an elevation of 700 metres below surface. The new intersection is closely associated with strong hydrothermal alteration and narrow bands of syenite, increased concentrations of quartz and pyrite.  Preliminary interpretation suggests that this intersection reflects the top of a new syenite body similar to that found at Thunder Creek and 144 North.  This intersection, along with previously released hole TC10-85A with 8.07 gpt over 2.1 m (press release dated July 26, 2011), illustrates the extension of the favourable Thunder Creek structure through the largely unexplored 144 Gap area and with drillhole intersections showing features favourable to host significant mineralization.

Drilling at 144 North included 16 holes (12,514 m) which were designed to extend previously identified zones to depth. Among key intersections, all between 150 - 300 m elevations, were 3.59 gpt over 7.5 m, including 11.84 gpt over 1.5 m and 8.93 gpt over 1.0 m, in Hwy-11-14 and 3.36 gpt over 5.3 m and 6.90 gpt over 1.5 m in HWY-11-17.  Additional significant intersections between 350 — 900 m elevations include: 5.10 gpt over 3.0 m, including 10.35 gpt over 1.0 m, and 3.33 gpt over 6.9 m, including 10.18 gpt over 1.7 m, in Hwy-12-43; 1.02 gpt over 51.7 m and 5.14 gpt over 3.0 m in Hwy-11-19; and 1.02 gpt over 27.5 m, including 6.24 gpt over 2.5 m, and 1.00 gpt over 46.0 m, including 2.36 gpt over 10.0 m and also including 11.35 gpt over 1.0 m, in Hwy-11-20.

The intersection in Hwy-12-43 at 900 m elevation is the deepest drilled in this area to date. Based on observations from drill core, mineralization in this area is contained in a series of lenses which occur on the upper and lower contacts of a large syenite stock. The overall plunge of the stock appears to vary between 60 to 65 degrees NE towards Thunder Creek. As with mineralization at Thunder Creek, the better zones of mineralization are often closely associated with strong hematite alteration and increased pyrite and quartz vein content.

Drilling at 144 South includes 14 holes (8,900 m) covering an 1,000 m strike length along the projected TC-144 trend to a maximum vertical depth of 550 m. Significant intersects  include: 12.60 gpt over 1.3 m and 1.30 gpt over 57.7 m, including 4.06 gpt over 7.6 m, in Hwy-11-28; 202.00 gpt  over 0.30 m in Hwy-11-30; 2.01 gpt over 41.7 m, including 14.76 gpt over 3.0 m and 3.82 gpt over 5.6 m, in Hwy-12-45; and 5.69 gpt over 4.7 m in Hwy-12-42. Most of the significant assay values obtained to date are located in the northeast portion of a 600 m long hydrothermal alteration zone where, like 144 North, it has been intruded by a syenite stock. The best mineralization identified to date is between 300 and 450 m below surface and is closely associated with the northeast tip of the stock. The projected plunge of the stock is steep to the northeast and remains untested to depth.

Three holes (HWY-12-34 to 36) were drilled as step-outs along strike of the above intercepts to test for shallow mineralization up to 500 m to the southwest. All holes intersected zones of strong hydrothermal alteration and bleaching up to 200 m thick.

In addition to the above, a short extension hole was also drilled to test the depth potential of a large syenite stock located approximately 500 m south of Thunder Creek. The stock is considered to have strong similarities to rocks hosting the Thunder Creek Deposit but has had limited exploration to date. Results of the recent program showed strongly anomalous gold assays near both the upper and lower contacts of the stock which are considered very positive for future potential.

The most recent drill program at 144 was completed late in 2012. The main focus of future drilling will be to test the projected down plunge extensions of newly identified mineralization at the 144 Gap and South areas.

Quality Control

The Qualified Person (“QP”) for Lake Shore Gold’s drill program at the Highway 144 property is Kara Byrnes, P.Geo. who, as a QP, has prepared or supervised the preparation of the scientific or technical information for the property and verified the data disclosed in this press release. Ms. Byrnes is an employee of Lake Shore Gold.

Lake Shore Gold has implemented a quality-control program to ensure best practice in the sampling and analysis of the drill core. Assays have been completed using a standard fire assay with a 30-gram aliquot. For samples that return a value greater than 10 grams per tonne gold, the sample is fire assayed with a gravimetric finish.  Select zones with visible gold are tested by pulp metallic analysis. NQ size drill core is saw cut and half the drill core is sampled in standard intervals. The remaining half of the core is stored in a secure location. The drill core is transported in security sealed bags for preparation at ALS Minerals Preparation facility located in Timmins, ON, and the pulps are subsequently shipped to the ALS Minerals assay laboratory facility in Val d’Or, Quebec or in North Vancouver, B.C for fire assay.  These ALS Minerals facilities are all registered ISO 9001-2008 (CERT-0051527).  The Val d’Or assay laboratory is SCC ISO/IEC 17025:2005 Accredited (#689) and the North Vancouver, BC assay laboratory is also SCC ISO/IEC 17025:2005 Accredited (#579).

About Lake Shore Gold

Lake Shore Gold is a mine development and operating company that is in production and pursuing rapid growth through the advancement of three wholly owned, multi-million ounce gold complexes in the Timmins Gold Camp. The Company is in production at both the Timmins West and Bell Creek mines, with material being delivered for processing to the Bell Creek Mill. The Company continues to have an active drilling program aimed at supporting current operations and evaluating high-priority exploration targets around the Timmins Camp. The Company’s common shares trade on the TSX and NYSE MKT under the symbol LSG.

FORWARD-LOOKING STATEMENTS

Certain statements in this press release relating to the Company’s expected production levels, production growth, exploration activities, potential for increasing resources, project expenditures and business plans are “forward-looking statements” or “forward-looking information” within the meaning of certain securities laws, including under the provisions of Canadian provincial securities laws and under the United States Private Securities Litigation Reform Act of 1995 and are referred to herein as “forward-looking statements.” The Company does not intend, and does not assume any obligation, to update these forward-looking statements. These forward-looking statements represent management’s best judgment based on current facts and assumptions that management considers reasonable, including that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, that there are no material unanticipated variations in budgeted costs, that contractors will complete projects according to schedule, and that actual mineralization on properties will be consistent with models and will not be less than identified mineral reserves. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In particular, delays in development or mining and fluctuations in the price of gold or in currency markets could prevent the Company from achieving its targets. Readers should not place undue reliance on forward-looking statements. More information about risks and uncertainties affecting the Company and its business is available in the Company’s most recent Annual Information Form and other regulatory filings with the Canadian Securities Administrators, which are posted on sedar at www.sedar.com, or the Company’s most recent Annual Report on Form 40-F and other regulatory filings with the Securities and Exchange Commission.

FOR FURTHER INFORMATION PLEASE CONTACT:

Tony Makuch

President & CEO

(416) 703-6298

Email: info@lsgold.com

Mark Utting
Vice-President, Investor Relations
Lake Shore Gold

(416) 703-6298
Email: info@lsgold.com

Website: www.lsgold.com

Number	Thunder CK Section No.	Hole Depth	From (m)	To (m)	Interval (m)	Grade (gpt)	Comment	Target Zone
HWY-11-13	7850	663	403.20	403.80	0.6	4.71		144 North
			458.00	458.60	0.6	3.79
HWY-11-14	7775	566	23.00	36.00	13.0	0.50		144 North
			149.00	155.00	6.0	1.05
			159.00	166.50	7.5	3.59
		incl.	164.00	165.50	1.5	11.84	VG
			180.00	181.00	1.0	3.16
			211.00	236.00	25.0	0.69
		incl.	220.15	222.15	2.0	2.37
		and incl.	235.00	236.00	1.0	4.95
			333.00	334.00	1.0	8.93
HWY-11-15	7750	633	373.50	386.90	13.4	0.94		144 North
		incl.	379.50	381.50	2.0	2.97
		or	379.50	380.00	0.5	6.42
HWY-11-17	7925	743	276.90	282.20	5.3	3.36		144 North
		incl.	280.00	281.50	1.5	6.90
HWY-11-18	7850	752	557.50	558.05	0.6	4.17		144 North
HWY-11-19	8000	905	366.85	418.50	51.7	1.02		144 North
		incl.	366.85	371.50	4.7	3.28
			472.50	478.00	5.5	1.02
		incl.	472.50	473.50	1.0	2.97
			705.50	708.50	3.0	5.14
HWY-11-20	7900	878	548.00	575.50	27.5	1.02		144 North
		incl.	563.00	565.50	2.5	6.24
			638.50	684.50	46.0	1.00
		incl.	638.50	639.50	1.0	6.83
		and incl.	654.50	664.50	10.0	2.36
		and incl.	683.50	684.50	1.0	11.35
HWY-11-23	7740	605	101.00	102.00	1.0	4.16		144 North
			155.00	176.00	21.0	1.00
		incl.	161.00	163.00	2.0	5.07
			301.00	302.00	1.0	3.76
			321.60	322.60	1.0	5.79
HWY-11-24	7800	540	185.50	198.00	12.5	1.27		144 North
		incl.	189.00	190.50	1.5	4.35
		incl.	197.00	198.00	1.0	5.24
HWY-11-25	7740	440	137.50	140.00	2.5	2.42		144 North
			154.50	166.50	12.0	2.38
		incl.	160.00	160.70	0.7	21.10
			172.00	173.00	1.0	4.11
			344.50	345.50	1.0	4.69
HWY-11-26	8050	789	459.00	460.50	1.5	7.42		144 North
			478.00	485.50	7.5	1.00
			529.00	539.00	10.0	0.71
			776.50	782.00	5.5	2.47
		incl.	780.00	781.00	1.0	7.82

Number	Thunder CK Section No.	Hole Depth	From (m)	To (m)	Interval (m)	Grade (gpt)	Comment	Target Zone
HWY-11-27	8050	1053	577.00	587.30	10.3	1.01		144 North
		incl.	577.00	579.00	2.0	3.36
			699.50	700.50	1.0	3.66
HWY-11-28	6950	645	316.30	317.60	1.3	12.60	VG	144 South
			436.70	494.40	57.7	1.30
		incl.	468.00	471.80	3.8	3.97
		and incl.	484.90	492.50	7.6	4.06	VG
HWY-11-29	8125	1123	757.80	758.80	1.0	8.99
HWY-11-30	7200	602	412.20	412.50	0.3	202.00		144 South
HWY-11-33	6800	801	480.10	491.65	11.6	2.01		144 South
		incl.	480.10	481.10	1.0	18.60
HWY-12-35	6400	599	143.00	143.80	0.8	5.07		144 South
			197.80	198.30	0.5	5.95
HWY-12-37	8450	963	722.0	723.0	1.0	3.25		Gap Area
			830.5	833.6	3.1	1.31
		incl.	831.0	831.4	0.4	7.43
HWY-12-38	6950	995	626.5	627.0	0.5	4.44		144 South
		incl.	674.1	674.5	0.4	5.46
HWY-12-40	8650	1076	803.0	840.1	37.1	1.42		Gap Area
		incl.	803.0	806.0	3.0	6.07
		and incl.	838.1	840.1	2.0	13.54
HWY-12-42	6950	444	181.0	182.0	1.0	4.58		144 South
			228.0	232.0	4.0	3.41
			369.0	396.0	27.0	1.64
		incl.	378.0	382.7	4.7	5.69
HWY-12-43	8150	1290	996.2	1003.1	6.9	3.33		144 North
		incl.	1001.4	1003.1	1.7	10.18	VG
			1036.3	1039.3	3.0	5.10
		incl.	1038.3	1039.3	1.0	10.35
HWY-12-44	6920	467	363.0	413.0	50.0	1.05		144 South
		incl.	369.0	373.0	4.0	2.76
		and incl.	381.0	386.0	5.0	2.76
		and incl.	407.0	408.0	1.0	12.90
HWY-12-45	6920	577	393.9	435.6	41.7	2.01		144 South
		incl.	400.0	403.0	3.0	14.76	VG
		and incl.	430.0	435.6	5.6	3.82
			436.9	437.8	0.9	2.80
HWY-12-47	6950	693	465.5	489.7	24.2	1.03		144 South
		incl.	487.5	489.7	2.2	3.47
TC05-21EXT	9365	541	461.5	462.0	0.5	2.88		Syenite
			808.0	809.0	1.0	2.70		Stock

Notes:

(1)  Holes HWY-11-16, HWY-11-21, HWY-11-22, HWY-12-31, HWY-12-32, HWY-12-34, HWY-12-36, HWY-12-39, HWY-12-41, HWY-12-46, and TC04-08EXT had no significant intercepts.

(2)  True widths are not reported at this time.

(3)  Assay results are reported uncut.

Figure 1. Plan Map

N
TC10-85A
8.02gpt/ 2.0m
Thunder Creek Deposit
HWY-12-43
5.10gpt/ 3.0m
incl.10.35gpt/1.0m
3.33gpt/ 6.9m
incl. 10.18gpt/ 1.7m
HWY-11-20
6.24gpt/ 2.5m
11.35gpt/ 1.0m
144 Gap
Thunder Creek Stock
HWY-11-19
1.02gpt/ 51.65m
5.14gpt/ 3.0m
HWY-12-40
1.42gpt/ 37.1m
incl. 13.54gpt/ 2.0m
and incl. 6.07gpt/ 3.0m
HWY-11-14
3.59gpt/ 7.5m
Incl. 11.84gpt/ 1.5m
8.93gpt/ 1.0m
4.95gpt/ 1.0m
TC05-21Ext
2.88gpt/ 0.5m
2.70gpt/ 1.0m
144 NORTH
144
HWY-12-30
202.00gpt/ 0.3m
HWY-11-28
12.60gpt/ 1.3m
1.30gpt/ 57.7m
Incl. 4.06gpt/ 7.6m
144 SOUTH
HWY-12-45
2.01gpt/ 41.7m
Incl. 14.76gpt/ 3.0m
HWY-12-42
5.69gpt/ 4.7m
Legend
Thunder Creek Deposit
New Release Collars
LSG Historical Collars
Historical Drillholes
Mineralized Corridor
Mafic Volcanics
Porphyritic Syenite
Ultramafic Volcanic
Ultramafic Intrusive
Metasediments
LAKE SHORE GOLD CORP
Highway and Thunder Creek Drilling on Geology Compilation
0
250
500
Meters
457000
458000

Figure 2. 3D View